

Mail Stop 6010

April 3, 2008

Via Facsimile and U.S. Mail

Mr. Matthew Boyle
Chief Executive Officer
Tech/Ops Sevcon, Inc.
155 Northboro Road
Southborough, MA   01772

> **Re: Tech/Ops Sevcon, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 27, 2007**
> **File No. 1-9789**

Dear Mr. Boyle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief